Exhibit 99.2

November 14, 2002

To:	Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières
du Québec	Nova Scotia Securities Commission
Saskatchewan Securities Commission
Securities Registry, Government of the
     Northwest Territories
Registrar of Securities, Government of
     the Yukon Territory
Nunavut Legal Registry
The Toronto Stock Exchange

Dear Sir or Madam:

CANADA LIFE FINANCIAL CORPORATION – QUARTERLY REPORT TO SHAREHOLDERS

We confirm that the Third Quarter Report to Shareholders, English version, was sent by prepaid mail on November 14, 2002, to the shareholders who requested an English version of the Report whose names appear on the Corporation’s Supplemental Mailing list created pursuant to the Canadian Securities Administrators’ National Policy No. 41.

We also confirm that the Third Quarter Report to Shareholders, French version, was sent by prepaid mail on November 14, 2002, to shareholders who requested a French version of the Report whose names appear on the Corporation’s Supplemental Mailing list created pursuant to the Canadian Securities Administrators’ National Policy No. 41.

Sincerely,

(“Signed Roy W. Linden”)

Roy W. Linden

RWL/fm